                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  ORGANIC, INC.
                                  -------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title and Class of Securities)


                                    68617E101
                                    ---------
                                 (CUSIP Number)


                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3787
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                   May 2, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






                              (Page 1 of 14 Pages)

    CUSIP NO. 008447104              13D                     PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Seneca Investments LLC

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    15,283,101 shares
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
   SHARES      -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    15,283,101 shares
   SHARES      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,283,101 shares
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------




                              (Page 2 of 14 Pages)

    CUSIP NO. 008447104              13D                     PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Pegasus Investors II, LP

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
   SHARES      -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None (See Item 5)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           None (See Item 5)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------




                              (Page 3 of 14 Pages)

    CUSIP NO. 008447104              13D                     PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
   SHARES      -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None (See Item 5)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           None (See Item 5)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------




                              (Page 4 of 14 Pages)

    CUSIP NO. 008447104              13D                     PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Omnicom Group Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
   SHARES      -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    None (See Item 5)
   SHARES      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None (See Item 5)
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           None (See Item 5)
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------





                              (Page 5 of 14 Pages)

ITEM 1.  SECURITY AND ISSUER

      This Statement on Schedule 13D (this "Statement") relates to the common stock of Organic, Inc. (the "Company"). The principal executive offices of the Company are located at 610 Townsend Street, San Francisco, California 94103.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed by Seneca Investments LLC, a Delaware limited liability company ("Seneca"). Pegasus Investors II GP, LLC, a Delaware limited liability company ("Pegasus"), Pegasus Investors II, LP, a Delaware limited partnership ("Pegasus Investors"), and Omnicom Group Inc., a New York corporation ("Omnicom"), have joined in this filing in the event that they may be deemed to constitute beneficial owners of the Company common shares to which this Statement relates under Rule 13d-3 under the Act. Each of Pegasus, Pegasus Investors and Omnicom disclaims such beneficial ownership.

      Seneca was formed by Pegasus E-Services Holdings ("Holdings"), Pegasus Partners II, LP ("Pegasus Partners") and Omnicom for the purpose of investing in e-services companies. Seneca's address and principal office are at 437 Madison Avenue, New York, New York 10022.

      All of Seneca's common stock is owned by Holdings; all of Holdings' membership interests are owned by Pegasus Partners.

      Pegasus is the general partner of Pegasus Investors and is principally engaged in the business of serving as the general partner of Pegasus Investors. Pegasus is wholly owned by Pegasus Capital LLC, an entity controlled by Craig Cogut, Pegasus Investors is the general partner of Pegasus Partners and is principally engaged in the business of serving as the general partner of Pegasus Partners. Pegasus Partners is principally engaged in the business of investment in securities and is the sole member and manager of Holdings. Holdings is the sole holder of Seneca's common stock and has the power to appoint all of the directors to Seneca's board. The address and principal executive office of each of Pegasus, Pegasus Investors, Pegasus Partners and Holdings is 99 River Road, Cos Cob, Connecticut 06807.

      In connection with Seneca's formation, Omnicom contributed all of the equity of Communicade LLC ("Communicade") to Seneca and received all of the 8.5% cumulative nonconvertible preferred stock in Seneca having an aggregate liquidation preference of $325.0 million. Omnicom's address and principal office are at 437 Madison Avenue, New York, New York 10022. Communicade holds investments in e-services companies, including shares in the Company representing 17.3% of its outstanding common stock. Following Seneca's formation, an Omnicom officer who was a member of the Company's Board of Directors resigned, and Communicade's employees became employees of Seneca.



                              (Page 6 of 14 Pages)

      Set forth in Schedule 1 attached hereto and incorporated herein by reference, are the names, principal occupation and citizenship of each executive officer and director of the filing parties. The business address of each of these individuals is the same as the filing party for which they are listed.

      During the last five years, none of the filing parties, Pegasus Partners or Holdings, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      The filing of this Schedule 13D is not an admission that any filing party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any Company shares other than those Company common shares over which the filing party has voting and dispositive power as reported herein. The filing of this Schedule 13D is not an admission or indication that any filing party has any interest in any securities held by any other person or persons other than securities held for their own account. The filing of this Schedule 13D is not an admission or indication of the existence of a "group" among any or all of the filing parties or among any or all of the filing parties and any or all of the other persons named as an officer, director, partner or other affiliate of any filing party, in each case within the meaning of Section 13(d)(3) of the Act. Finally, each filing party expressly disclaims responsibility to update this Schedule 13D on behalf of any other filing parties. Each filing party makes the statements contained herein only as to itself and has no responsibility for the accuracy or completeness of any statement made by any other filing parties.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Seneca acquired the shares to which this statement relates as a result of the capital contribution described in Item 2. Accordingly, no purchase price was specifically assigned to the shares to which this Statement relates or any other securities contributed to Seneca in connection with its formation.

      Seneca beneficially owns 15,283,101 Company common shares, or 17.3% of the total number of outstanding Company common shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      Seneca holds the shares to which this Statement relates for investment. Seneca will review from time to time various factors relevant to its investment, including trading prices for Company common shares and conditions in the capital markets generally, developments in the Company's business, financial condition, results of operations and prospects, Seneca's capital resources and other factors, and, based thereon, may pursue the possible acquisition of additional Company common shares in privately negotiated transactions (including by issuing one or more new series of junior preferred stock in exchange for Company common shares), market purchases or otherwise, as well as one or more transactions relating to the Company, including a merger, consolidation or other form of business combination transaction or recapitalization. Seneca is engaged in discussions initiated prior to its formal organization with other substantial shareholders regarding the possible increase in



                              (Page 7 of 14 Pages)

Seneca's beneficial ownership in the Company. There can be no assurance that Seneca will seek to propose or effect a transaction of a type referred to in this paragraph or, if so, as to the timing or terms thereof.

      Except as described above, as of the date of this Statement, Seneca has no present plans or proposals of a type requiring disclosure under Item 4(b) of
Schedule 13D. Seneca reserves the right, however, to take such actions as it may determine to be appropriate in the future, including sales of Company common shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)  Aggregate number of Company common shares outstanding:     88,236,520
           Number of Company common shares owned by Seneca:           15,283,101
           Percent beneficially owned by Seneca:                           17.3%

      (b) Seneca has sole power to vote and dispose of the 15,283,101 Company common shares to which this statement relates.

      (c)  Not applicable.

      (d) Not applicable. Pursuant to the preference provisions of the Seneca preferred stock, upon Seneca's sales of assets, including the shares to which this Statement relates, depending on the circumstances, Seneca may be required to redeem a portion of its preferred stock, all of which is currently held by Omnicom.

      (e)  Not applicable.

      Pegasus Investors, Pegasus and Omnicom disclaim beneficial ownership of all Company common shares to which this Statement relates. See Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Seneca, as the sole holder of Communicade's equity, has the right, collectively with the other stockholders that are parties to the Company's investors' rights agreement, to up to two demand registrations and the right, subject to certain restrictions, to join in other registrations. A copy of the investors' rights agreement providing these rights is filed as Exhibit 1 hereto and is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Investors' rights agreement (incorporated by reference to Exhibit 4.4 of Organic Inc.'s Registration Statement on Form S-1, Amendment No. 4, filed on February 8, 2000).

2. Joint Filing Agreement dated as of May 14, 2001 by and among the Reporting Persons.



                              (Page 8 of 14 Pages)

                                    SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Seneca Investments LLC.


May 14, 2001

                                    SENECA INVESTMENTS LLC


                                    By:   /s/ GERARD A. NEUMANN
                                        --------------------------
                                          Chief Financial Officer


                                    PEGASUS INVESTORS II, LP

                                    By: Pegasus Investors II GP, LLC, its
                                          General Partner


                                    By:   /s/ ANDREW BURSKY
                                        --------------------------
                                          Vice President

                                    PEGASUS INVESTORS II GP, LLC



                                    By:   /s/ ANDREW BURSKY
                                        --------------------------
                                          Vice President

                                    OMNICOM GROUP INC.


                                    By:   /s/ RANDALL J. WEISENBURGER
                                        --------------------------------
                                          Executive Vice President






                              (Page 9 of 14 Pages)

                                                                      SCHEDULE 1

ITEM 2:  IDENTITY AND BACKGROUND

      The following table sets forth the name, present principal occupation or employment of each director and executive officer of Seneca, Pegasus and Pegasus Investors. Unless otherwise indicated below, each individual is a citizen of the United States of America.

SENECA INVESTMENTS LLC

NAME                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Michael P. Tierney            Chief Executive Officer and Director of Seneca Investments LLC; prior thereto, Chief Executive Officer of Communicade Inc.

Gerard A. Neumann             Vice President, Chief Financial Officer, Treasurer and Secretary of
                              Seneca Investments LLC; prior thereto, Vice President and Treasurer of
                              Communicade Inc.

PEGASUS INVESTORS II, LP

General Partner: Pegasus Investors II GP, LLC

PEGASUS INVESTORS II GP, LLC

NAME                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Craig Cogut                   President

Andrew Bursky                 Vice President

David Uri                     Vice President

Rodney Cohen                  Vice President

Jonathan Berger               Vice President

Eileen Ambach                 Chief Financial Officer

OMNICOM GROUP INC.

NAME                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Philip J. Angelastro          Controller of Omnicom Group Inc.

Richard I. Beattie            Director of Omnicom Group Inc.; Partner, Simpson, Thacher & Bartlett



                             (Page 10 of 14 Pages)

Bernard Brochand              Director of Omnicom Group Inc.; Vice Chairman DDB Worldwide
                              Communications Group Inc., a subsidiary of Omnicom Group Inc.
                              (Citizen of France)

Robert J. Callander           Director of Omnicom Group Inc.; Retired Chairman of Chemical
                              Banking Corporation; Retired Executive-in-Residence, Columbia School
                              of Business

James A. Cannon               Director of Omnicom Group Inc.; Vice Chairman and Chief Financial
                              Officer of BBDO Worldwide Inc., a subsidiary of Omnicom Group Inc.

Leonard S. Coleman, Jr.       Director of Omnicom Group Inc.; Senior Advisor, Major League
                              Baseball

Bruce Crawford                Director of Omnicom Group Inc.; Chairman of Omnicom Group Inc.

Susan S. Denison              Director of Omnicom Group Inc.; Partner, The Cheyenne Group

Peter Foy                     Director of Omnicom Group Inc.; Chairman, Whitehead Mann Group
                              plc (Citizen of the United Kingdom)

Michael Greenlees             Director of Omnicom Group Inc.; Executive Vice President, Omnicom
                              Group Inc. (Citizen of the United Kingdom)

Thomas L. Harrison            Director of Omnicom Group Inc.; Chairman and Chief Executive
                              Officer, Diversified Agency Services division of Omnicom Group Inc.

Dennis E. Hewitt              Treasurer of Omnicom Group Inc.

Peter Mead                    Vice Chairman of Omnicom Group Inc.

John R. Murphy                Director of Omnicom Group Inc.; Vice Chairman, National Geographic
                              Society

Robert A. Profusek            Executive Vice President of Omnicom Group Inc.

John R. Purcell               Director of Omnicom Group Inc.; Chairman and Chief Executive
                              Officer, Grenadier Associates Ltd.

Keith L. Reinhard             Director of Omnicom Group Inc.; Chairman and Chief Executive Officer
                              of DDB Worldwide

Linda Johnson Rice            Director of Omnicom Group Inc.; President and Chief Operating Officer
                              of Johnson Publishing Company, Inc.



                             (Page 11 of 14 Pages)

Allen Rosenshine              Director of Omnicom Group Inc.; Chairman and Chief Executive Officer
                              of BBDO Worldwide

Gary L. Roubos                Director of Omnicom Group Inc.; Retired Chairman, Dover Corporation

Barry J. Wagner               General Counsel and Secretary of Omnicom Group Inc.

Randall J. Weisenburger       Executive Vice President and Chief Financial Officer of Omnicom
                              Group Inc.

John D. Wren                  Director of Omnicom Group Inc.; Chief Executive Officer and President
                              of Omnicom Group Inc.





                             (Page 12 of 14 Pages)

                                  EXHIBIT INDEX

NO.   DESCRIPTION

1. Investors' rights agreement (incorporated by reference to Exhibit 4.4 of Organic, Inc.'s Registration Statement on Form S-1, Amendment No. 4, filed on February 8, 2000).

2. Joint Filing Agreement dated as of May 14, 2001 by and among the Reporting Persons.



                             (Page 13 of 14 Pages)